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Exhibit 99.2

News Release - 2	October 31, 2018

Tata Motors (Conso): Q2 FY 19: Revenue 72.1KCr (+3.3%); EBIT 1.7%; PAT ₹ (1009) Cr
TML (S)	Turnaround 2.0 momentum continues; higher market shares, improved profitability and positive cash flows
JLR	Market conditions particularly in China deteriorates further. Turnaround program launched to drive £2.5B of profit, cost, and cash flow improvements over the next 18 months

Mumbai, Oct 31, 2018: Tata Motors Ltd announced its results for the quarter ending Sep 30, 2018.

	Conso (₹ Cr Ind AS)		JLR (£M, IFRS)		TML (S) (₹ Cr, Ind AS)
	Q2 FY’19	Vs. PY	Q2 FY’19	Vs. PY	Q2 FY’19	Vs. PY
Net Revenue	72,112	3%	5,635	(11%)	17,759	33%
EBITDA (%)	9.9	(130bps)	9.1	(270bps)	8.7	210bps
EBIT (%)	1.7	(310bps)	(0.7)	(590bps)	4.5	360bps
PAT	(1,009)	-	(101)	-	109	-

Jaguar Land Rover (JLR)	Tata Motors (Standalone, incl JO)

•Retails down 13.2% to 129,887 units; Wholesales (incl CJLR) down 14.7% to 130,652 in Q2. Challenging market conditions in China.

•Net Revenue down 11 % to £5.6B

•EBIT: -0.7% (-590bps), lower China sales and higher D&A

•PBT at (£90 m). PAT at (£101 m)

•Investments: £1B mainly in products and technologies

•Free Cash Flows of £(0.6 B)

•Wholesales up 25% to 190,283 units. CV up 29%, PV up 18%

•Net Revenue up 33% to ₹17.8K Cr

•EBIT: 4.5% (+360 bps) Volume growth, higher realisations and operating leverage.

•PBT at ₹150 Cr, includes one-off charges of ₹209 Cr and revaluation loss of ₹249 Cr.

•Investments: ₹ 1K Cr in products and technologies.

•Free cash flows of ₹692 Cr.

N Chandrasekaran, Chairman commented

“The Tata Motors domestic business continued to deliver strong improvement in operational and financial performance by implementing the Turnaround 2.0 strategy effectively. We have improved our market shares whilst delivering robust improvement in profitability in both the Commercial Vehicles and Passenger Vehicles and generated positive Free Cash flows. This strong performance in the face of an intensely competitive market situation augurs well for the future.

In JLR, market conditions, particularly in China, have deteriorated further. To weather this volatile external scenario, we have launched a comprehensive turnaround plan to significantly improve our free cash flows and profitability. The leadership team at JLR is in mission mode to achieve the deliverables under this plan. With these concerted actions we remain committed to deliver an improved all-round performance from H2 FY 19.

As we take these structural actions, we continue to remain focused on sustainable profitable growth. I am confident that Tata Motors Group is building the right business model and the requisite capabilities for delivering Competitive, Consistent and Cash Accretive Growth in the medium to long term.”

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TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

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Business Highlights

•	Turnaround 2.0 continued its strong momentum

•	Market share gain continues. So far this year, market share in CV was up 90 bps while PV was up 50 bps.

•	Commercial Vehicles (CV) growth driven by increased demand due to continued economic growth, newly launched products, improved stakeholders’ engagement

•	Passenger Vehicles (PV) continues to demonstrate positive momentum on the back of new product launches and customer centric initiatives

•	Continued strong profitability in CV; PV reaches EBITDA break even

•	FCF positive at ₹692 Cr.

financials

In Q2 FY ‘19 wholesales (including exports) grew 25% to 190,283 units with broad based growth across the entire portfolio. In the domestic market M&HCV trucks grew 23%, ILCV trucks +27%, SCV & Pick Ups +34% and CV Passenger +8%. CV growth reflects strong product portfolio, higher economic activities due to the improved industrial activity, growth in e-commerce sector and continued government spending on infrastructure. PV was up 18% with Nexon and Tiago continuing to deliver strong growths.

In the quarter, Revenue increased 33% to ₹17,759Cr, Pre-tax profit at ₹150 Cr (against Pre-tax loss of ₹250Cr in Q2 FY 18). Pre- tax profit for the quarter includes one-off charges of ₹209Cr and foreign currency revaluation loss of ₹249Cr. Profit after tax for the quarter was ₹109Cr.

Guenter Butschek, CEO and MD, Tata Motors, said “Our solid, all-around performance in Q2FY19 has impressively demonstrated that Tata Motors ‘Turnaround 2.0’ is in full swing. The continued improvements were made possible due to a robust product and innovation pipeline, strong market activation, rigorous cost reductions and structural process improvements. Most importantly the entire organisation is on its toes and working to embed the Turnaround culture as our new way of life. Therefore, despite near term market challenges, I am confident that Tata Motors will continue its journey of delivering Consistent, Competitive and Cash Accretive Growth in the coming quarters too.”

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JAGUAR LAND ROVER

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Business Highlights

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Launching the Jaguar I-PACE in North America, China and other Overseas markets; Jaguar E-PACE has recently joined the line-up in China. Further model introductions will include the next-generation Defender by 2020.

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As part of its focus on improving profitability and cash-flow, Jaguar Land Rover has launched two initiatives, called ‘Charge’ and ‘Accelerate’, to identify short-term cost and cash flow improvements as well as longer-term operating efficiencies.

•	Total profit, cost, and cash flow improvements of £2.5 billion targeted over the next 18 months. As part of this, the company has curtailed planned spending in FY 19 and FY 20 by £500m to c.£4.0B.

financials

For Q2 FY 19, Retail sales declined 13.2% year-on-year to 129,887 vehicles. The sales decrease primarily reflected challenging market conditions in China, where demand was adversely impacted by consumer uncertainty following import duty changes and escalating trade tensions with the US. In North America, demand for SUVs remained strong, but overall sales were held back by slowing orders for passenger cars – in line with the market as a whole. In Europe, sales were also affected by continuing weakness in diesel demand and the introduction of new WLTP homologation rules on emissions. UK sales were adversely impacted by diesel taxation and regulations, alongside continuing uncertainty related to Brexit.

Revenues for the quarter were £5.6 billion, 10.9% lower year-on-year primarily reflecting lower wholesales. The lower wholesales combined with higher depreciation and amortization led to a pre-tax loss for the quarter of £90 million.  Earnings before interest, tax and depreciation (EBITDA) were £511 million (9.1% margin).

Production has begun at our new plant at Nitra, in Slovakia. The company continues to invest in new vehicles, next-generation automotive technologies and facilities to support its future sustainable growth, with total investment spending of £1 billion for the quarter. Free Cash flows post this spending was negative £624 million.

The company’s financial performance is expected to improve in the second half, and Jaguar Land Rover now expects pre-tax profits to be about break-even for the full year ending 31 March 2019 impacted by weaker than planned First Half.

Prof. Dr. Ralf Speth, Jaguar Land Rover Chief Executive, said: “In the latest quarterly period, we continued to see more challenging market conditions. Our results were undermined by slowing demand in China, along with continued uncertainty in Europe over diesel, Brexit and the WLTP changeover. Given these challenges, Jaguar Land Rover has launched far-reaching programs to deliver cost and cashflow improvements of £2.5B over the next 18 months. Together with our ongoing product offensive and calibrated investment plans, these efforts will lay the foundations for long-term sustainable growth. We remain focused on delivering improved profitability and cashflow in the second half, while pressing ahead with our product offensive.”

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ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

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(Consolidated Numbers, Ind AS)

Finance Costs and Tax

Finance costs increased by ₹80Cr to ₹1,227Cr during Q2 FY’19 vs same quarter prior year. The increase is primarily due to higher borrowings in Tata Motors Finance and currency translation impact.

Joint ventures, Associates and Other income

In the quarter, Net profit from joint ventures and associates contributed ₹86Cr compared with ₹510Cr in prior year. The decrease is coming mainly from the lower profitability in the JLR’s China JV (CJLR) due to market challenges. Other income (including government grants) was ₹617Cr versus ₹506Cr in the same quarter prior year.

Free Cash Flows

Free cash flow (automotive) in the quarter, was negative ₹4,357Cr reflecting lower operating profits at JLR.

Net Debt

Closing net automotive debt was ₹41,151Cr reflecting the cumulative negative free cash flow primarily at JLR.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

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